

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via E-mail
Keith A. Istre
Chief Financial and Accounting Officer and Treasurer
Lamar Advertising Company and Lamar Media Corp.
5321 Corporate Blvd.
Baton Rouge, LA 70808

> **Re:** **Lamar Advertising Company**
> **Lamar Media Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File Nos. 001-36756 and 001-12407**

Dear Mr. Istre:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief